ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Yana Guss T +1 617 951 7109 F +1 617 235 7317
June 29, 2015	yana.guss@ropesgray.com

BY EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Post-Effective Amendment No. 4 to Registration Statement on Form N-1A for Babson Capital Funds Trust (the “Registrant”), on behalf of Babson Global Floating Rate Fund, Babson Global Credit Income Opportunities Fund, Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund, Babson Emerging Markets Debt Blended Total Return Fund, Babson Emerging Markets Local Currency Debt Fund, Babson Global High Yield Fund and Babson U.S. High Yield Fund (each, a “ Fund” and collectively, the “Funds”), each a series of the Registrant

File Nos.: 333-188840, 811-22845

Dear Ms. Lithotomos:

This letter provides the Registrant’s response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Post-Effective Amendment to the Registration Statement (“PEA”), filed with the Commission on April 15, 2015. The Staff’s comments were provided to Brian McCabe of Ropes & Gray LLP, counsel to the Registrant, telephonically on May 28, 2015. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Comment. In the table “Fees and Expenses of the Fund” of each of the eight fund summaries, please confirm that the waivers reflected in the item “Fee Waiver and Expense Reimbursement” will extend for at least one year from the effectiveness of the registration statement.

Response. The Registrant confirms that the fee waiver for each Fund will extend for at least one year from the effectiveness of the registration statement. The Registrant confirms that the footnote corresponding to the item “Fee Waiver and Expense Reimbursement” for Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund, Babson Emerging Markets Debt Blended Total Return Fund, Babson Emerging Markets Local Currency Debt Fund, Babson Global High Yield Fund and Babson U.S. High Yield Fund (each, a “New Fund” and collectively, the “New Funds”) provides that:

“This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of the Registration Statement except by the Fund’s Board of Trustees.”

For each of Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund (each, a “Fund” or “Existing Fund” and collectively, the “Existing Funds”), the Registrant will revise the footnote corresponding to the item “Fee Waiver and Expense Reimbursement” as follows:

“This agreement shall remain in effect at least until November 1, 2016~~5~~, unless earlier modified or terminated by the Fund’s Board of Trustees.

2.	Comment. In the table “Fees and Expenses of the Fund” of each of the eight fund summaries, please confirm that the amounts reflected in the item “Fee Waiver and Expense Reimbursement” will be reflected in the table “Expense Example” only for the period for which the Registrant is contractually obligated to maintain such contractual agreement.

Response. The Registrant confirms that the amounts reflected in the item “Fee Waiver and Expense Reimbursement” will be reflected in the table “Expense Example” only for the period for which the Registrant is contractually obligated to maintain such contractual agreement.

3.	Comment. Please confirm that each Fund subject to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) will measure compliance with the 80% test by reference to its net assets plus any borrowing for investment purposes.

Response. The Registrant confirms that each Fund subject to Rule 35d-1 under the 1940 Act will measure compliance with the 80% test by reference to its net assets plus any borrowing for investment purposes. The Registrant has revised the existing disclosure in the section “Principal Investment Strategies” for each of Babson Global Floating Rate Fund, Babson Global High Yield Fund and Babson U.S. High Yield Fund by adding the underlined text, as follows:

“net assets (including the amount of any borrowings for investment purposes) in”

The corresponding disclosure beginning on page 3 in the section “Description of Principal Investment Strategies and Risks” in the Statement of Additional Information has been similarly revised.

The Registrant notes that the above language is already stated in the existing disclosure for Babson Global Credit Income Opportunities Fund, Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund, Babson Emerging Markets Debt Blended Total Return Fund and Babson Emerging Markets Local Currency Debt Fund.

4.	Comment. Please explain supplementally how the Funds plan to value derivatives for purposes of complying with the 80% test of Rule 35d-1 under the 1940 Act.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Fund will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Registrant reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Registrant notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments.

5.	Comment. On page 21, in the fifth paragraph of the section “Principal Investment Strategies” for Babson Active Short Duration Bond Fund, please explain the relationship between duration and interest rate risk (i.e., that a Fund with a longer duration will have greater losses if interest rates rise).

Response. The requested change has been made. The Registrant has revised the existing disclosure in the fifth paragraph of the section “Principal Investment Strategies” for Babson Active Short Duration Bond Fund by adding the underlined text, as follows:

“The Fund seeks to maintain a dollar-weighted average duration of less than three years; Babson Capital may increase or decrease its duration in response to changes in interest rates and other factors. Duration measures the price sensitivity of a bond to changes in interest rates. Duration is the dollar weighted average time to maturity of a bond utilizing the present value of all future cash flows. The value of a fund with a longer duration will generally fall further in response to an increase in interest rates than that of a fund with a shorter duration.”

6.	Comment. Please consider adding counterparty risk to derivatives risk.

Response. The Registrant believes that counterparty risk is already included within its disclosure regarding derivatives risk. The Registrant notes that the existing disclosure in the paragraph “Derivatives Risk” in the section “Principal Risks” of each Fund’s summary provides, in part, that “[d]erivatives are subject to a number of risks, such as liquidity risk, counterparty risk, interest rate risk, credit risk, leverage risk and management risk.” (Emphasis added). Further, the sub-section “Counterparty Risk” in the section “Description of Principal Risks” currently provides:

“Counterparty Risk. The Fund is subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.”

7.	Comment. On page 32, in the second paragraph of the section “Principal Investment Strategies” for Babson Emerging Markets Debt Blended Total Return Fund, please consider deleting the language “without limitation” and confirm supplementally that the debt securities listed are those that Babson Capital currently anticipates are likely to be principal investment strategies of the Fund.

Response. The Registrant confirms that the debt securities listed are those that Babson Capital currently anticipates are likely to be principal investment strategies of the Fund. The Registrant has revised the first sentence of the second paragraph of the “Principal Investment Strategies” section by deleting the indicated language, as follows:

“The Fund will invest in debt instruments of all types, including ~~without limitation~~, bonds, notes, U.S. and Group of Ten (commonly referred to as “G10”) country treasury obligations, sovereign issues, covered bonds, commercial paper and other fixed and floating rate income securities and are either secured or unsecured, and, either senior or subordinated.”

8.	Comment. For the Babson U.S. High Yield Fund, please explain how the Fund intends to comply with Rule 35d-1.

Response. In response to this comment, the Registrant has revised the third sentence of the first paragraph of the “Principal Investment Strategies” section of Babson U.S. High Yield Fund by adding the underlined language, as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in lower rated fixed income securities (rated below Baa3 by Moody’s or BBB- by S&P (using the lower rating) or, if unrated, determined by the Manager to be of comparable quality), and at least 80% of its net assets (including the amount of any borrowings for investment purposes) in securities of U.S. issuers”

In addition, the Registrant has supplemented the existing disclosure on page 5 in the section “Description of Principal Investment Strategies and Risks” in the Statement of Additional Information by adding the underlined language, as follows:

U.S. High Yield Fund seeks to achieve a high level of total return, with an emphasis on current income, by investing primarily in high yield debt and related securities. The Fund invests primarily in lower rated U.S. debt securities (“junk” or “high yield” bonds), including securities in default. Debt securities may include, for example, corporate bonds, mortgage-backed and asset-backed securities, and obligations of the U.S. government or its agencies or instrumentalities. Under normal circumstances, the Fund invests at least 80% of its net assets in lower rated fixed income securities (rated below Baa3 by Moody’s or BBB- by S&P (using the lower rating) or, if unrated, determined by the Manager to be of comparable quality) and at least 80% of its net assets (including the amount of any borrowings for investment purposes) in securities of U.S. issuers. For purposes of determining whether securities held by a Fund are securities of a U.S. or foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is significantly exposed to the economic fortunes and risks of regions outside the United States. The Fund may also invest in convertible securities, preferred stocks, warrants, bank loans, and other fixed income securities, including Rule 144A securities, of both U.S. and foreign issuers. Currently, the Manager does not expect that the Fund will invest more than 20% of its total assets in bank loans. The Fund may invest up to 15% of its total assets in securities that are not denominated in U.S. dollars including, but not limited to, corporate bonds, government and agency issues, Rule 144A securities, convertible securities, bank loans, mortgage-backed, and asset-backed securities.

9.	Comment. Beginning on page 79, in the section “Prior Performance for Similar Accounts,” the section refers to the performance shown as that of an “account” and a “fund.” Please use the term “account” consistently and please supplementally explain your analysis of the permissibility of including such performance information under the Staff’s letter dated August 6, 1996 to Nicholas-Applegate Mutual Funds (the “Nicholas-Applegate Letter”).

Response. In response to this comment, the Registrant wishes to clarify that the prior related performance on pages 80, 81 and 84 of the Prospectus corresponding to Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund and Babson U.S. High Yield Fund, respectively, relates to the performance of other registered investment companies advised by the adviser and is included in reliance on the Staff’s interpretive position in the Staff’s letter dated August 7, 1996 to Bramwell Growth Fund (the “Bramwell Letter”).

In the Bramwell Letter, the Staff stated that it would not be misleading for a fund to include in its prospectus the performance information relating to another similar open-end management investment company managed by the same portfolio manager when she had been employed at a different asset manager, provided that: (i) no other person played a significant part in achieving the portfolio’s performance; and (ii) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the fund’s prospectus.

The Registrant confirms that Babson Capital Management LLC (“Babson Capital”) has served as subadviser each of MassMutual Premier Short Duration Bond Fund, MassMutual Premier Diversified Bond Fund, and MassMutual Premier High Yield Fund since the inception of each such fund. The Registrant notes that the prior related performance information included for MassMutual Premier Short-Duration Bond Fund in connection with Babson Active Short Duration Bond Fund relates to the management by Messrs. Awad, Desautels, Nagle, Sanford and Trevalion; and for MassMutual Premier Diversified Bond Fund in connection with the Babson Total Return Bond Fund relates to the management by Messrs. Awad, Nagle, Feely and Sanford, and, in each case, no other persons played a significant part in achieving the performance of such funds. The Registrant confirms that the prior related performance information included for MassMutual Premier High Yield Fund in connection with the Babson U.S. High Yield Fund relates to the management by Messrs. Feeley and Roth since 2010, and by other portfolio managers at Babson Capital from the fund’s inception until 2010, and that no persons outside of Babson Capital played a significant part in achieving the performance of such funds.

In addition, the prior related performance information is not given greater prominence than the corresponding Fund’s performance but rather appears later in the Prospectus. There is prominent disclosure that the prior related performance does not represent the historical performance of and is not indicative of the future performance of the corresponding Fund. Finally, the prior related performance is compared to an appropriate broad-based securities market index.

The Registrant has reviewed the guidance provided by the Staff in the Nicholas-Applegate Letter and believes that the prior related performance information on pages 79, 81 and 83 of the Prospectus corresponding to Babson Global Floating Rate Fund, Babson Emerging Markets Local Currency Debt Fund, Babson Global High Yield Fund, respectively, is consistent with the Nicholas-Applegate Letter.

First, the existing disclosure of each prior performance discussion states that the applicable similar account “has an investment objective, policies, strategies and restrictions that Babson Capital believes are substantially similar” to that of the applicable Fund.

Second, the performance table of Annual Total Returns of each prior performance discussion is included in a section of the Prospectus separate from, and with no greater prominence than, the applicable Existing Fund’s own performance. The Registrant notes that each New Fund does not present performance information in the PEA.

Third and fourth, the existing disclosure of each prior performance discussion explains that the data is the past performance of a similar account and, for the applicable Fund, does not represent the past performance or indicate future performance. In addition, for the sake of clarity, in the prior performance discussion for each of Babson Emerging Markets Local Currency Debt Fund and Babson Global High Yield Fund, the Registrant has added bold formatting to the existing disclosure corresponding to the third and fourth undertakings to conform with similar formatting in this section.

Fifth, the performance table of Annual Total Returns of each prior performance discussion includes the performance of a “Benchmark,” a relevant broad-based securities market index.

Sixth, the second paragraph of disclosure in each prior performance discussion describes the material differences between the related account and corresponding Fund, including differences in selection of, relative weightings of and prices paid for, securities. Furthermore, the prior performance discussion in connection with each of Babson Global Floating Rate Fund, Babson Emerging Markets Local Currency Debt Fund and Babson Global High Yield Fund explains that the applicable, similar account is not subject to certain investment limitations, diversification requirements, specific tax restrictions and other requirements under the 1940 Act, and the Internal Revenue Code of 1986, as amended, to which the applicable Fund is subject; had the similar account been subject to these limitations, requirements and restrictions, its performance might have been adversely affected.

The Registrant believes that the PEA’s current presentation of performance for similarly managed accounts is neither incomplete, inaccurate nor misleading.

* * * * *

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana Guss
Yana Guss

cc:	Janice M. Bishop
Brian D. McCabe